John Hancock Bond Trust

601 Congress Street

Boston, Massachusetts 02210

April 30, 2015

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C.  20549

Re:	John Hancock Bond Trust (the “Trust”)—Request for Withdrawal of Post-Effective Amendment Nos. 80, 82, 83, 84, 85, 87, 88, 89, 91, 93, 96, 98, 102, 103, 104, 105, 107, 108, and 110 under the Securities Act of 1933, as amended (“1933 Act”), and Amendment Nos. 84, 86, 87, 88, 89, 91, 92, 93, 95, 97, 100, 102, 106, 107, 108, 109, 111, 112, and 114 under the Investment Company Act of 1940, as amended (“1940 Act”), to the Trust’s Registration Statement filed on Form N-1A (File Nos. 002-66906 and 811-03006)

Ladies and Gentlemen:

Pursuant to Rule 477 under the 1933 Act, the Trust hereby requests withdrawal of the following Post-Effective Amendments under the 1933 Act and Amendments under the 1940 Act (the “Amendments”) to the Trust’s Registration Statement filed on Form N-1A relating to John Hancock Multi-Asset Income Fund, a series of the Trust (the “Fund”):

1933 Act Post-Effective Amendment No.	1940 Act Amendment No.	Filing Date	Accession Number
80	84	October 2, 2013	0001133228-13-004108
82	86	December 18, 2013	0001133228-13-005028
83	87	January 16, 2014	0001133228-14-000286
84	88	February 14, 2014	0001133228-14-000744
85	89	March 14, 2014	0001133228-14-001051
87	91	April 11, 2014	0001133228-14-001384
88	92	May 9, 2014	0001133228-14-001663
89	93	June 5, 2014	0001133228-14-001891
91	95	July 2, 2014	0001133228-14-002448
93	97	July 31, 2014	0001133228-14-002677
96	100	August 28, 2014	0001133228-14-003001
98	102	September 25, 2014	0001133228-14-003308
102	106	October 23, 2014	0001133228-14-003886
103	107	November 20, 2014	0001133228-14-004163
104	108	December 18, 2014	0001133228-14-004740
105	109	January 15, 2015	0001133228-15-000168
107	111	February 12, 2015	0001133228-15-000392

1933 Act Post-Effective Amendment No.	1940 Act Amendment No.	Filing Date	Accession Number
108	112	March 12, 2015	0001133228-15-000885
110	114	April 9, 2015	0001133228-15-001639

The series and class identifiers for the Fund are as follows:

Series Identifier: S000043439

Class A Identifier: C000134683

Class I Identifier: C000134684

Class R6 Identifier: C000134686

Class NAV Identifier: C000134685

The Trust is making this application for withdrawal of the Amendments because it has determined not to proceed with the registration of the Fund.  No securities have been issued or sold in connection with the Amendments. This filing relates solely to the Fund. No information contained herein is intended to amend, supersede, or affect any other filings relating to any other series of the Trust.

If you have any questions, please feel free to contact me at (617) 572-0138.

Very truly yours,

John Hancock Bond Trust

By: /s/ Ariel Ayanna

Name: Ariel Ayanna

Title: Assistant Secretary